Exhibit 99.1

Table of contents

As used herein, “AGSA” or the “Company” refer to Ardagh Group S.A., and “we”, “our”, “us”, “Ardagh” and the “Group” refer to AGSA and its consolidated subsidiaries, unless the context requires otherwise.

Ardagh Group S.A.

Table of contents	Exhibit 99.1

ARDAGH GROUP S.A.

CONSOLIDATED INTERIM INCOME STATEMENT

		Unaudited			Unaudited, re-presented (i)
		Three months ended June 30, 2018			Three months ended June 30, 2017
		Before			Before
		exceptional	Exceptional		exceptional	Exceptional
		items	items	Total	items	items	Total
	Note	$m	$m	$m	$m	$m	$m
			Note 5			Note 5
Revenue	4	2,347	–	2,347	2,212	–	2,212
Cost of sales		(1,968)	(17)	(1,985)	(1,795)	(9)	(1,804)
Gross profit/(loss)		379	(17)	362	417	(9)	408
Sales, general and administration expenses		(99)	(4)	(103)	(106)	(5)	(111)
Intangible amortization		(67)	–	(67)	(65)	–	(65)
Operating profit/(loss)		213	(21)	192	246	(14)	232
Net finance expense	6	(103)	–	(103)	(119)	(46)	(165)
Profit/(loss) before tax		110	(21)	89	127	(60)	67
Income tax (charge)/credit		(34)	3	(31)	(46)	12	(34)
Profit/(loss) for the period		76	(18)	58	81	(48)	33

Profit attributable to:
Equity holders				58			33
Non-controlling interests				–			–
Profit for the period				58			33

Earnings per share:
Basic earnings per share attributable to equity holders	7			$0.25			$0.14

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

(i)   The consolidated interim income statement for the three months ended June  30, 2017 has been re-presented to reflect the Group’s change in presentation currency from euro to U.S. dollar on January 1, 2018 as described in Notes 3 and 17 to these unaudited consolidated interim financial statements.

Ardagh Group S.A.

Table of contents	Exhibit 99.1

ARDAGH GROUP S.A.

CONSOLIDATED INTERIM INCOME STATEMENT

		Unaudited			Unaudited, re-presented (ii)
		Six months ended June 30, 2018			Six months ended June 30, 2017
		Before			Before
		exceptional	Exceptional		exceptional	Exceptional
		items	items	Total	items	items	Total
	Note	$m	$m	$m	$m	$m	$m
			Note 5			Note 5
Revenue	4	4,571	-	4,571	4,172	–	4,172
Cost of sales		(3,840)	(65)	(3,905)	(3,426)	(9)	(3,435)
Gross profit/(loss)		731	(65)	666	746	(9)	737
Sales, general and administration expenses		(217)	(10)	(227)	(212)	(19)	(231)
Intangible amortization	8	(134)	-	(134)	(132)	–	(132)
Operating profit/(loss)		380	(75)	305	402	(28)	374
Net finance expense	6	(229)	-	(229)	(248)	(132)	(380)
Profit/(loss) before tax		151	(75)	76	154	(160)	(6)
Income tax (charge)/credit		(48)	15	(33)	(57)	32	(25)
Profit/(loss) for the period		103	(60)	43	97	(128)	(31)

Profit/(loss) attributable to:
Equity holders				43			(31)
Non-controlling interests				-			–
Profit/(loss) for the period				43			(31)

Earnings per share:
Basic earnings/(loss) per share attributable to equity holders	7			$0.18			$(0.14)

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

(ii)   The consolidated interim income statement for the six months ended June 30, 2017 has been re-presented to reflect the Group’s change in presentation currency from euro to U.S. dollar on January 1, 2018 as described in Notes 3 and 17 to these unaudited consolidated interim financial statements.

Ardagh Group S.A.

Table of contents	Exhibit 99.1

ARDAGH GROUP S.A.

CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

		Unaudited
		Three months ended June 30,		Six months ended June 30,
		2018	2017	2018	2017
	Note	$m	$m	$m	$m
			Re-presented (iii)		Re-presented (iii)
Profit/(loss) for the period		58	33	43	(31)

Other comprehensive income/(expense):
Items that may subsequently be reclassified to income statement
Foreign currency translation adjustments:
-Arising in the period		88	(111)	36	(114)
		88	(111)	36	(114)
Effective portion of changes in fair value of cash flow hedges:
-New fair value adjustments into reserve		133	(140)	27	(144)
-Movement out of reserve to income statement		(102)	127	(54)	154
-Movement in deferred tax		(5)	3	1	1
		26	(10)	(26)	11
Gain recognized on cost of hedging:
-New fair value adjustments into reserve		10	–	15	–
		10	–	15	–
Items that will not be reclassified to income statement
-Re-measurement of employee benefit obligations	11	28	8	94	11
-Deferred tax movement on employee benefit obligations		(5)	(1)	(20)	(4)
		23	7	74	7

Total other comprehensive income/(expense) for the period		147	(114)	99	(96)

Total comprehensive income/(expense) for the period		205	(81)	142	(127)

Attributable to:
Equity holders		205	(81)	142	(127)
Non-controlling interests		–	–	-	–
Total comprehensive income/(expense) for the period		205	(81)	142	(127)

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

(iii)   The consolidated interim statement of comprehensive income for the three and six months ended June 30, 2017 has been re-presented to reflect the Group’s change in presentation currency from euro to U.S. dollar effective January 1, 2018 as described in Notes 3 and 17 to these unaudited consolidated interim financial statements.

Ardagh Group S.A.

Table of contents	Exhibit 99.1

 ARDAGH GROUP S.A.

CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

		Unaudited	Audited
		At June 30,	At December 31,	At December 31,
		2018	2017	2016
	Note	$m	$m	$m
			Re-presented (iv)	Re-presented (iv)
Non-current assets
Intangible assets	8	3,928	4,104	4,115
Property, plant and equipment	8	3,336	3,368	3,068
Derivative financial instruments		4	7	131
Deferred tax assets		202	221	273
Other non-current assets		24	25	21
		7,494	7,725	7,608
Current assets
Inventories		1,340	1,353	1,186
Trade and other receivables		1,636	1,274	1,227
Contract asset		171	—	—
Derivative financial instruments		16	16	12
Cash and cash equivalents		465	784	813
		3,628	3,427	3,238
TOTAL ASSETS		11,122	11,152	10,846
Equity attributable to owners of the parent
Issued capital	9	23	23	—
Share premium		1,292	1,290	274
Capital contribution		485	485	485
Other reserves		1	(21)	152
Retained earnings		(3,088)	(3,152)	(3,093)
		(1,287)	(1,375)	(2,182)
Non-controlling interests		1	1	3
TOTAL EQUITY		(1,286)	(1,374)	(2,179)
Non-current liabilities
Borrowings	10	8,240	8,306	8,582
Employee benefit obligations		887	997	954
Derivative financial instruments		173	301	—
Deferred tax liabilities		561	583	732
Related party borrowings		—	—	709
Provisions		41	44	60
		9,902	10,231	11,037
Current liabilities
Borrowings	10	5	2	8
Interest payable		81	71	85
Derivative financial instruments		68	2	8
Trade and other payables		2,128	1,988	1,622
Income tax payable		128	162	192
Provisions		96	70	73
		2,506	2,295	1,988
TOTAL LIABILITIES		12,408	12,526	13,025
TOTAL EQUITY and LIABILITIES		11,122	11,152	10,846

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

(iv)   The consolidated statements of financial position at December 31, 2017 and 2016 have been re-presented to reflect the Group’s change in presentation currency from euro to U.S. dollar as described in Notes 3 and 17 to these unaudited consolidated interim financial statements.

Ardagh Group S.A.

Table of contents	Exhibit 99.1

ARDAGH GROUP S.A.

CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

	Unaudited, re-presented (v)
	Attributable to the owner of the parent
				Foreign
				currency	Cash flow	Cost of			Non-
	Share	Share	Capital	translation	hedge	hedging	Retained		controlling	Total
	capital	premium	contribution	reserve	reserve	reserve	earnings	Total	interests	equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

At January 1, 2018	23	1,290	485	11	(48)	18	(3,139)	(1,360)	1	(1,359)
Profit for the period	–	–	–	–	–	–	43	43	–	43
Other comprehensive income/(expense)	–	–	–	36	(26)	15	74	99	–	99
Hedging gains transferred to cost of inventory	–	–	–	–	(5)	–	–	(5)	–	(5)
Share issuance	–	2	–	–	–	–	–	2	–	2
Dividends paid (Note 13)	–	–	–	–	–	–	(66)	(66)	–	(66)
At June 30, 2018	23	1,292	485	47	(79)	33	(3,088)	(1,287)	1	(1,286)

At January 1, 2017	–	274	485	189	(37)	–	(3,093)	(2,182)	3	(2,179)
Loss for the period	–	–	–	–	–	–	(31)	(31)	–	(31)
Other comprehensive (expense)/income	–	–	–	(114)	11	–	7	(96)	–	(96)
Share issuance	–	323	–	–	–	–	–	323	–	323
Share re-organization	23	(23)	–	–	–	–	–	–	–	–
Conversion of related party loan	–	716	–	–	–	–	–	716	–	716
Dividends paid (Note 13)	–	–	–	–	–	–	(100)	(100)	–	(100)
Non-controlling interest in disposed business	–	–	–	–	–	–	–	–	(2)	(2)
At June 30, 2017	23	1,290	485	75	(26)	–	(3,217)	(1,370)	1	(1,369)

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

(v)   Retained earnings at January 1, 2018 have been re-presented by $13 million reflecting $20 million in respect of the impact of the adoption of IFRS 15 “Revenue from contracts with customers”,  partially offset by $7 million in respect of the adoption of IFRS 9 “Financial instruments”. Further, following the adoption of IFRS 9 “Financial instruments”, the cash flow hedge reserve has been re-presented by $16 million, and a cost of hedging reserve has been re-presented to $18 million. Please refer to Note 3 for further details in respect of the impact of these recently adopted accounting standards. The unaudited consolidated interim statement of changes in equity for the six months ended June 30, 2017 has been re-presented to reflect the Group’s change in presentation currency from euro to U.S. dollar on January 1, 2018 as described in Notes 3 and 17 to these unaudited consolidated interim financial statements.

Ardagh Group S.A.

Table of contents	Exhibit 99.1

ARDAGH GROUP S.A.

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

		Unaudited
		Three months ended June 30,		Six months ended June 30,
		2018	2017	2018	2017
	Note	$m	$m	$m	$m
			Re-presented (vi)		Re-presented (vi)
Cash flows from operating activities
Cash generated from operations	12	338	339	332	453
Interest paid		(139)	(148)	(207)	(229)
Income tax paid		(22)	(30)	(47)	(44)
Net cash generated from operating activities		177	161	78	180

Cash flows from investing activities
Purchase of property, plant and equipment		(143)	(105)	(306)	(218)
Purchase of software and other intangibles		(10)	(3)	(15)	(6)
Proceeds from disposal of property, plant and equipment		2	1	4	1
Net cash used in investing activities		(151)	(107)	(317)	(223)

Cash flows from financing activities
Dividends paid	13	(33)	(33)	(66)	(100)
Finance lease payments		(1)	–	(2)	–
Repayment of borrowings		(1)	(917)	(2)	(3,913)
Deferred debt issue costs paid		(4)	(5)	(5)	(23)
Proceeds from borrowings		–	501	–	3,742
Net (costs)/proceeds from share issuance		–	(3)	–	330
Early redemption premium paid		–	(24)	–	(81)
Proceeds from termination of derivative financial instruments		–	46	–	46
Net cash (outflow)/inflow from financing activities		(39)	(435)	(75)	1

Net decrease in cash and cash equivalents		(13)	(381)	(314)	(42)

Cash and cash equivalents at beginning of period		493	1,157	784	813
Exchange (losses)/gains on cash and cash equivalents		(15)	47	(5)	52
Cash and cash equivalents at end of period		465	823	465	823

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

(vi)     The consolidated interim statement of cash flows for the three and six months ended June 30, 2017 has been re-presented to reflect the Group’s change in presentation currency from euro to U.S. dollar on January 1, 2018 as described in Notes 3 and 17 to these unaudited consolidated interim financial statements.

Ardagh Group S.A.

Table of contents	Exhibit 99.1

ARDAGH GROUP S.A.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.     General information

Ardagh Group S.A. (the “Company”) was incorporated in Luxembourg on May 6, 2011.

Ardagh Group S.A. and its subsidiaries (together the “Group” or “Ardagh”) are a leading supplier of innovative, value-added rigid packaging solutions. The Group’s products include metal and glass containers, primarily for food and beverage markets.

These unaudited consolidated interim financial statements reflect the consolidation of the legal entities forming the Group for the periods presented.

The significant accounting policies that have been applied to the consolidated interim financial statements are described in Note 3.

On March 20, 2017, the Company closed its initial public offering (“IPO”) of 18,630,000 Class A common shares on the New York Stock Exchange (“NYSE”).

2.     Statement of directors’ responsibilities

The Directors are responsible for preparing the unaudited consolidated interim financial statements. The Directors are required to prepare financial information for each financial period on the state of affairs of the Group and of the profit or loss of the Group for that period. In preparing the consolidated interim financial statements, the Directors are required to:

-select suitable accounting policies and then apply them consistently;

-make judgments and estimates that are reasonable and prudent; and

-prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the Group will continue in business.

The Directors confirm that they have complied with the above requirements in preparing the unaudited consolidated interim financial statements. Changes to accounting policies applied in the six months ended June 30, 2018 are outlined in Note 3.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Group’s website at: www.ardaghgroup.com.

The unaudited consolidated interim financial statements were approved for issue by the Board of Directors of Ardagh Group S.A. (the “Board”) on July 25, 2018.

3.     Summary of significant accounting policies

Basis of preparation

The unaudited consolidated financial statements of the Group for the three and six months ended June 30, 2018 and 2017, have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The unaudited consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Annual Report for the year ended December 31, 2017 which was prepared in accordance with International Financial Reporting Standards (“IFRS”) and on which the independent auditor’s report was unqualified.

Ardagh Group S.A.

Table of contents	Exhibit 99.1

The consolidated interim financial statements are presented in U.S. dollar, rounded to the nearest million, as described further in the “Change in presentation currency” section below.

Income tax in interim periods is accrued using the effective tax rate expected to be applied to annual earnings.

The accounting policies, presentation and methods of computation followed in the unaudited consolidated interim financial statements are consistent with those applied in the Group’s latest Annual Report except for the changes in accounting policies set out below.

Recently adopted accounting standards and changes in accounting policies

IFRS 9 “Financial Instruments”

The Group adopted IFRS 9 “Financial Instruments” with a date of initial adoption of January 1, 2018. The guidance in IFRS 9 replaces IAS 39 “Financial instruments: Recognition and Measurement”. IFRS 9 includes requirements on the classification and measurement of financial instruments, impairment of financial instruments and hedge accounting.

Since adoption, the Group has applied the changes in accounting policy as discussed below:

•

differences in the carrying amount of financial assets and liabilities resulting from the adoption of IFRS 9 are recognized in retained earnings and reserves as at January 1, 2018. Accordingly, the information presented for 2017 does not generally reflect the requirements of IFRS 9 and therefore is not comparable to the information presented for 2018 under IFRS 9.

•	the determination of the business model within which the Group’s financial assets are held has been made based on the facts and circumstances that existed at the date of initial adoption.
•

all hedging relationships designated under IAS 39 at December 31, 2017 met the criteria for hedge accounting under IFRS 9 at January 1, 2018, and are therefore regarded as continuing hedging relationships.

•

for non-financial assets recognized as of December 31, 2017 that are subject to hedge accounting, the Group continues to hold amounts in the hedging reserve and recycle to inventory and, subsequently, to the consolidated income statement, when the hedged non-financial asset affects the consolidated income statement.

The total impact on the Group’s retained earnings due to classification and measurement of financial instruments as at January 1, 2018 primarily related to:

1)	The application of the new expected credit loss model to trade and other receivables which resulted in a decrease in retained earnings of $4 million, net of tax.
2)

The recognition of changes in currency basis spread in the costs of hedging reserve within equity. This change has been applied for cross currency interest rate swaps (“CCIRS”) resulting in reclassifications of a gain of $4 million from retained earnings and a gain of $15 million from the cash flow hedge reserve to the cost of hedging reserve as of January 1, 2018, and a loss of $1 million from retained earnings to the cash flow hedge reserve.

Upon adoption of IFRS 9, the Group recognizes trade and other receivables initially at fair value and measures them at amortized cost using the effective interest rate method less any provision for impairment. A provision for impairment against specific trade receivable balances will be recognized when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. For all other trade receivables and contract assets, the Group will use an allowance matrix to measure the expected credit loss, based on historical actual credit loss experiences, adjusted for forward-looking information. On the date of initial application, January 1, 2018, the Group also assessed which business models apply to the financial assets held by the Group at that date. The Group

Ardagh Group S.A.

Table of contents	Exhibit 99.1

participates in several uncommitted accounts receivable factoring and related programs with various financial institutions for certain receivables, accounted for as true sales of receivables, without recourse to the Group. At the date of initial adoption, the Group had a selling business model related to those receivables and, as such, any unsold receivables under such programs would need to be accounted for at fair value through profit or loss. There was no impact on the consolidated financial statements as of January 1, 2018, as the Group had utilized existing programs.

IFRS 15 “Revenue from contracts with customers”

The Group adopted IFRS 15, “Revenue from contracts with customers” effective January 1, 2018 on a modified retrospective basis, which resulted in the Group retaining prior period figures as reported under the previous standards and recognizing the cumulative effect of applying IFRS 15 as an adjustment to retained earnings as at the date of initial adoption.

The guidance in IFRS 15 replaced IAS 18, “Revenue” and IAS 11, “Construction contracts” and related interpretations. Under the guidance in IAS 18 and IAS 11, revenue from the sale of goods was recognized in the consolidated income statement when the significant risks and rewards of ownership had been transferred to the buyer, primarily on dispatch of the goods. Allowances for customer rebates were provided for in the same period as the related revenues were recorded. Revenue was presented net of such rebates as well as cash discounts and value added tax. Upon adoption of IFRS 15, revenue is recognized when control of a good or service has transferred to the customer. For certain contracts in the Metal Packaging Europe and Metal Packaging Americas reportable segments, the Group manufactures products for customers that have no alternative use and for which the Group has an enforceable right to payment for production completed to date, therefore the Group will recognize revenue earlier for these contracts, such that a portion of revenue, net of  any related estimated rebates and cash discounts,  excluding sales or value added tax, will be recognized prior to the dispatch of goods. For all other contracts, the Group will continue to recognize revenue, net of any related estimated rebates and cash discounts, excluding sales or value added tax, primarily at the point of dispatch of goods.

The following is a description of the main activities from which the Group generates its revenue. For more detailed information about the reportable segments, see Note 4.

We are a leading supplier of innovative, value-added rigid packaging solutions.  The global packaging industry is a large, consumer‑driven industry with stable growth characteristics. We operate in the metal and glass container sectors and our target regions are Europe, North America and Brazil. We derive approximately 93% of our revenues in Europe and North America, mature markets characterized by predictable consumer spending, stable supply and demand and low cyclicality. Our products include metal and glass containers primarily for food and beverage markets, which are characterized by stable, consumer‑driven demand. We serve over 2,000 customers across more than 80 countries, comprised of multi‑national companies, large national and regional companies and small local businesses. In our target regions of Europe, North America and Brazil, our customers include a wide variety of consumer-packaged goods companies, which own some of the best known brands in the world. We have a stable customer base with longstanding relationships and approximately two‑thirds of our sales are generated under multi‑year contracts, with the remainder largely subject to annual arrangements. A significant portion of our sales volumes are supplied under contracts which include input cost pass‑through provisions, which help us deliver consistent margins.

In addition to metal containers, within the Metal Packaging Europe and Metal Packaging Americas reportable segments, the Group manufactures and supplies a wide range of can ends. Containers and ends are usually distinct items and can be sold separately from each other. Within the Glass Packaging Europe reportable segment, the Group operates the Heye International engineering business, which represents 3% of the revenue of that reportable segment for the six months ended June 30, 2018.

The Group usually enters into framework agreements with its customers, which establish the terms under which individual orders to purchase goods or services may be placed.  As the framework agreements do not identify each party’s rights regarding the goods or services to be transferred, they do not create enforceable rights and obligations on a stand-alone basis. Therefore, the Group has concluded that only individual purchase orders create enforceable rights and

Ardagh Group S.A.

Table of contents	Exhibit 99.1

obligations and meet the definition of a contract in IFRS 15.  The individual purchase orders have, in general, a duration of one year or less and, as such, the Group does not disclose any information about remaining performance obligations under these contracts. The Group’s payment terms are in line with customary business practice, which can vary by customer and region. The Group has availed of the practical expedient from considering the existence of a significant financing component as, based on past experience, we expect that, at contract inception, the period between when a promised good is transferred to the customer and when the customer pays for that good will be one year or less.

 Disaggregation of revenue

Within each reportable segment our packaging containers have similar production processes and classes of customer. Further, they have similar economic characteristics, as evidenced by similar profit margins, degrees of risk and opportunities for growth. We operate in mature markets along our reportable segments. The following illustrates the disaggregation of revenue by destination for the six months ended June 30, 2018:

		North	Rest of the
	Europe	America	World	Total
	$m	$m	$m	$m
Metal Packaging Europe	1,720	7	87	1,814
Metal Packaging Americas	–	865	205	1,070
Glass Packaging Europe	792	6	18	816
Glass Packaging North America	–	862	9	871
Group	2,512	1,740	319	4,571

Contract balances

Included in trade and other receivables is an amount of $1,240 million (January 1, 2018: $1,010 million) related to receivables from contracts with customers. The following table provides information about significant changes in the contract assets during the six months ended June 30, 2018:

Contract assets
$m
Balance as at January 1, 2018	168
Transfers from contract assets recognized at the beginning of the period to receivables	(158)
Increases as a result of new contract assets recognized during the period	160
Other	1
Balance as at June 30, 2018	171

Impact of adoption of IFRS 15

The Group reported in its 2017 consolidated financial statements that, based on its IFRS 15 impact assessment, the Group had concluded that the new standard would not have a material impact on the amount of revenue recognized over the full year, when compared to the previous accounting guidance. The Group also reported that it would be required to recognize a contract asset as opposed to inventory as a result of the new standard with this contract asset representing revenue that would be required to be accelerated under the new guidance.

 This arises due to the fact that within our Metal Packaging Europe and Metal Packaging Americas reportable segments, we manufacture certain products for customers that have no alternative use and for which the Group has an enforceable right to payment for production completed to date. Under the new standard, in these circumstances, the Group is required to recognize revenue earlier than under previous standards and prior to dispatch of the goods. As a result, revenue recognized on a quarterly basis can be impacted by the new standard due to the seasonality in inventory build, whilst revenue recognized over the full year is not expected to be materially impacted.

Ardagh Group S.A.

Table of contents	Exhibit 99.1

The principal impact on the consolidated statement of financial position as at the adoption date January 1, 2018 was that a contract asset of $168 million was recognized and inventory of $145 million was derecognized. As a result of the aforementioned impact on the reported consolidated statement of financial position, deferred tax liabilities have increased by $4 million. There has been no impact on the reported consolidated statement of cash flows.

 The principal impact on the reported consolidated interim income statement for the three months ended June 30, 2018 is that reported revenue, operating profit, and profit for the period are lower by $34 million, $7  million, and $6  million, respectively. There is no material impact on the reported consolidated interim income statement for the six months ended June 30, 2018. The principal impact on the reported consolidated interim statement of financial position as at the reporting date is that a contract asset of $171 million has been recognized, whilst inventory of $143 million has been derecognized. As a result of the aforementioned impact on the reported consolidated interim statement of financial position, deferred tax liabilities have increased by $5 million. There has been no impact on the reported consolidated interim statement of cash flows.

Change in presentation currency

With effect from January 1, 2018, the Group changed the currency in which it presents its financial statements from euro to U.S. dollar. This is principally as a result of the Board of Directors’ assessment that this change will help provide a clearer understanding of the Group’s financial performance and improve comparability of our performance following the Group’s IPO on the NYSE.

The change in accounting policy impacts all financial statement line items, whereby amounts previously reported in euro have been re-presented in U.S. dollar. To illustrate the effect of the re-presentation on the previously reported euro consolidated statements of financial position as at December 31, 2017 and 2016, and consolidated interim income statements, consolidated interim statements of comprehensive income and consolidated interim statements of cash flows for the three and six months ended June 30, 2017 have been set out in Note 17.

Recent changes in accounting pronouncements

The impact of new standards, amendments to existing standards and interpretations issued and effective for annual periods beginning on or after January 1, 2018 have been assessed by the Directors and, with the exception of those identified above, no new standards or amendments to existing standards effective January 1, 2018 are currently relevant for the Group. The Directors’ assessment of the impact of new standards, which are not yet effective and which have not been early adopted by the Group, on the consolidated interim financial statements and disclosures is on-going and is set out below.

IFRS 16, ‘Leases’, sets out the principles for the recognition, measurement, presentation and disclosure of leases. The objective is to ensure that lessees and lessors provide relevant information in a manner that appropriately represents those transactions. This information provides a basis for users of financial statements to assess the effect that leases have on the financial position, financial performance and cash flows of the entity. IFRS 16 replaces IAS 17, ‘Leases’, and later interpretations and will result in most operating leases being recognized on the consolidated statement of financial position. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. The Group has established a cross-functional project team to implement the new standard. We are in the process of determining the scope of impact through data gathering and assessment, and design of a new system solution. We are also evaluating our processes and internal controls to meet the new accounting and disclosure requirements. Although we have not yet completed our impact assessment, we expect that the adoption will have a significant impact on our consolidated financial statements, mainly due to the recognition of the right-of-use assets and related lease liabilities, as well as the changes in classification of charges recognized in the consolidated income statement and cash flows recognized in the consolidated statement of cash flows.

The IFRS Interpretations Committee issued IFRIC 23 ‘Uncertainty over income tax treatments’, which clarifies how the recognition and measurement requirements of IAS 12 ‘Income taxes’, are applied where there is uncertainty over

Ardagh Group S.A.

Table of contents	Exhibit 99.1

income tax treatments. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019. It is not expected that the application of this interpretation will have a material impact on the consolidated financial statements of the Group.

4.     Segment analysis

The Group’s four operating and reportable segments are Metal Packaging Europe, Metal Packaging Americas, Glass Packaging Europe and Glass Packaging North America. This reflects the basis on which the Group performance is reviewed by management and presented to the Board, which has been identified as the Chief Operating Decision Maker (“CODM”) for the Group.

Performance of the business is assessed based on Adjusted EBITDA. Adjusted EBITDA is the profit or loss for the period before income tax charge or credit, net finance expense, depreciation and amortization and exceptional operating items. Other items are not allocated to segments as these are not reviewed by the CODM on a group-wide basis. Segmental revenues are derived from sales to external customers. Inter-segment revenue is not material.

Reconciliation of profit/(loss) for the period to Adjusted EBITDA

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
	$m	$m	$m	$m
Profit/(loss) for the period	58	33	43	(31)
Income tax charge	31	34	33	25
Net finance expense	103	165	229	380
Depreciation and amortization	179	169	360	331
Exceptional operating items	21	14	75	28
Adjusted EBITDA	392	415	740	733

Segment results for the three months ended June 30, 2018 and 2017 are:

	Revenue		Adjusted EBITDA
	2018	2017	2018	2017
	$m	$m	$m	$m
Metal Packaging Europe	929	860	157	147
Metal Packaging Americas	541	475	74	74
Glass Packaging Europe	419	401	91	88
Glass Packaging North America	458	476	70	106
Group	2,347	2,212	392	415

Segment results for the six months ended June 30, 2018 and 2017 are:

	Revenue		Adjusted EBITDA
	2018	2017	2018	2017
	$m	$m	$m	$m
Metal Packaging Europe	1,814	1,591	291	258
Metal Packaging Americas	1,070	906	137	122
Glass Packaging Europe	816	740	171	156
Glass Packaging North America	871	935	141	197
Group	4,571	4,172	740	733

Ardagh Group S.A.

Table of contents	Exhibit 99.1

5.     Exceptional items

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
	$m	$m	$m	$m
Restructuring costs	12	9	46	9
Impairment	–	–	5	–
Start-up costs	5	–	14	–
Exceptional items – cost of sales	17	9	65	9
Transaction related costs – acquisition, integration and IPO	4	5	10	19
Exceptional items – SGA expenses	4	5	10	19
Debt refinancing and settlement costs	–	31	–	117
Exceptional loss on derivative financial instruments	–	15	–	15
Exceptional items – finance expense	–	46	–	132
Total exceptional items	21	60	75	160

The following exceptional items have been recorded in the six months ended June 30, 2018:

•	$46 million restructuring costs, in respect of the capacity realignment programs in Glass Packaging North America, Metal Packaging Europe and Metal Packaging Americas.
•	$5 million property, plant and equipment impairment charges in Metal Packaging Americas.
•	$14 million start-up costs in Glass Packaging North America and Metal Packaging Americas.
•	$10 million transaction related costs, primarily comprised of costs relating to acquisition, integration and other transaction related costs.

The following exceptional items have been recorded in the six months ended June 30, 2017:

•	$9 million costs relating to capacity realignment in Metal Packaging Europe.
•	$19 million transaction related costs, primarily comprised of costs directly attributable to the acquisition and integration of the Beverage Can Business and other IPO and transaction related costs.
•

$117 million debt refinancing and settlement costs relating to the notes and loans redeemed and repaid in January, March, April, June and August 2017, principally comprising premiums payable on the early redemption of the notes and accelerated amortization of deferred finance costs and issue discounts.

•	$15 million exceptional loss on the termination of $500 million of the Group’s U.S. dollar to British pound CCIRS in June 2017.

Ardagh Group S.A.

Table of contents	Exhibit 99.1

6.     Net finance expense

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
	$m	$m	$m	$m
Senior Secured and Senior Notes	109	107	219	214
Other interest expense	5	1	8	3
Term loan	–	–	–	5
Interest expense	114	108	227	222
Net pension interest costs	6	5	12	12
Foreign currency translation (gains)/losses	(9)	6	(2)	14
Gain on derivative financial instruments	(8)	–	(8)	–
Finance expense before exceptional items	103	119	229	248
Exceptional finance expense (Note 5)	–	46	–	132
Net finance expense	103	165	229	380

7.     Earnings per share

Basic earnings per share (“EPS”) is calculated by dividing the profit/(loss) for the period attributable to equity holders by the weighted average number of common shares outstanding during the period.

The following table reflects the income statement profit/(loss) and share data used in the basic EPS computations:

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
	$m	$m	$m	$m
Profit/(loss) attributable to equity holders	58	33	43	(31)
Weighted average number of common shares for EPS (millions)	236.3	236.3	236.3	222.8
Earnings/(loss) per share	$0.25	$0.14	$0.18	$(0.14)

8.     Intangible assets and property, plant and equipment

					Total	Property,
		Customer	Technology		intangible	plant and
	Goodwill	relationships	and other	Software	assets	equipment
	$m	$m	$m	$m	$m	$m
Net book value at January 1, 2018	2,201	1,748	125	30	4,104	3,368
Additions	–	–	5	9	14	267
Disposals	–	–	–	–	–	(4)
Charge for the period	–	(115)	(15)	(4)	(134)	(226)
Impairment (Note 5)	–	–	–	–	–	(5)
Transfers	–	–	–	–	–	5
Exchange	(30)	(23)	(2)	(1)	(56)	(69)
Net book value at June 30, 2018	2,171	1,610	113	34	3,928	3,336

Impairment test for goodwill

Goodwill is not subject to amortization and is tested annually for impairment (normally at the end of the financial year), or more frequently if events or changes in circumstances indicate a potential impairment. Management has considered whether any impairment indicators existed at the reporting date and, where identified, has considered the carrying amount of the respective goodwill and concluded that it is fully recoverable as at June 30, 2018. Having considered the projected cash flows of the cash

Ardagh Group S.A.

Table of contents	Exhibit 99.1

generating units to which the goodwill is allocated, management believes that any reasonably possible changes in key assumptions would not result in an impairment of goodwill.

9.     Issued capital and reserves

Share capital

Issued and fully paid shares:

	Number of shares
	(million)	$m
At December 31, 2017 and at June 30, 2018:
– Class A common shares (par value €0.01)	18.6	–
– Class B common shares (par value €0.10)	217.7	23
	236.3	23

There were no material share transactions in the six months ended June 30, 2018.

10.   Financial assets and liabilities

At June 30, 2018 the Group’s net debt and available liquidity was as follows:

		Maximum
		amount	Final maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local
		currency			currency	$m	$m
		m			m
2.750% Senior Secured Notes	EUR	750	15-Mar-24	Bullet	750	874	–
4.625% Senior Secured Notes	USD	1,000	15-May-23	Bullet	1,000	1,000	–
4.125% Senior Secured Notes	EUR	440	15-May-23	Bullet	440	513	–
4.250% Senior Secured Notes	USD	715	15-Sep-22	Bullet	715	715	–
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	526	–
6.000% Senior Notes	USD	1,700	15-Feb-25	Bullet	1,700	1,676	–
7.250% Senior Notes	USD	1,650	15-May-24	Bullet	1,650	1,650	–
6.750% Senior Notes	EUR	750	15-May-24	Bullet	750	874	–
6.000% Senior Notes	USD	440	30-Jun-21	Bullet	440	440	–
Global Asset Based Loan Facility	USD	813	07-Dec-22	Revolving	–	–	813
Finance Lease Obligations	USD/GBP/EUR			Amortizing	38	38	–
Other borrowings/credit lines	EUR	3	Rolling	Amortizing	2	2	1
Total borrowings / undrawn facilities						8,308	814
Deferred debt issue costs and bond premium						(63)	–
Net borrowings / undrawn facilities						8,245	814
Cash and cash equivalents						(465)	465
Derivative financial instruments used to hedge foreign currency and interest rate risk						237	–
Net debt / available liquidity						8,017	1,279

Ardagh Group S.A.

Table of contents	Exhibit 99.1

Net debt includes the fair value of associated derivative financial instruments that are used to hedge foreign exchange and interest rate risks relating to finance debt.

The fair value of the Group’s total borrowings at June 30, 2018 is $8,379 million (December 31, 2017: $8,808 million).

At December 31, 2017, the Group’s net debt and available liquidity was as follows:

		Maximum
		amount	Final maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local
		currency			currency	$m	$m
		m			m
2.750% Senior Secured Notes	EUR	750	15-Mar-24	Bullet	750	899	–
4.625% Senior Secured Notes	USD	1,000	15-May-23	Bullet	1,000	1,000	–
4.125% Senior Secured Notes	EUR	440	15-May-23	Bullet	440	528	–
4.250% Senior Secured Notes	USD	715	15-Sep-22	Bullet	715	715	–
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	541	–
6.000% Senior Notes	USD	1,700	15-Feb-25	Bullet	1,700	1,696	–
7.250% Senior Notes	USD	1,650	15-May-24	Bullet	1,650	1,650	–
6.750% Senior Notes	EUR	750	15-May-24	Bullet	750	899	–
6.000% Senior Notes	USD	440	30-Jun-21	Bullet	440	440	–
Global Asset Based Loan Facility	USD	813	07-Dec-22	Revolving	–	–	813
Finance Lease Obligations	GBP/EUR			Amortizing	7	8	–
Other borrowings/credit lines	EUR	4	Rolling	Amortizing	3	4	1
Total borrowings/undrawn facilities						8,380	814
Deferred debt issue costs and bond premium						(72)	–
Net borrowings/undrawn facilities						8,308	814
Cash and cash equivalents						(784)	784
Derivative financial instruments used to hedge foreign currency and interest rate risk						301	–
Net debt/available liquidity						7,825	1,598

Cross currency interest rate swaps

The Group hedges certain of its external borrowings and interest payable thereon using CCIRS, with a net liability at June 30, 2018 of $237 million (December 31, 2017: $301 million).

Fair value methodology

Fair values are calculated as follows:

(i)	Senior secured and senior notes – the fair value of debt securities in issue is based on quoted market prices.
(ii)

Bank loans, overdrafts and revolving credit facilities – the estimated value of fixed interest-bearing deposits is based on discounted cash flows using prevailing money-market interest rates for debts with similar credit risk and remaining maturity.

(iii)	Finance leases – the carrying amount of finance leases is assumed to be a reasonable approximation of fair value.
(iv)	CCIRS – the fair value of the CCIRS are based on quoted market prices and represent Level 2 inputs.

Ardagh Group S.A.

Table of contents	Exhibit 99.1

11.   Employee benefit obligations

Employee benefit obligations at June 30, 2018 have been reviewed in respect of the latest discount rates and asset valuations. Re-measurement gains of $28 million and $94 million  (2017:  $8 million and $11 million) have been recognized in the consolidated interim statement of comprehensive income for the three and six months ended June 30, 2018 respectively.

12.   Cash generated from operating activities

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
	$m	$m	$m	$m
Profit/(loss) for the period	58	33	43	(31)
Income tax charge	31	34	33	25
Net finance expense	103	165	229	380
Depreciation and amortization	179	169	360	331
Exceptional operating items	21	14	75	28
Movement in working capital	(24)	(46)	(350)	(238)
Acquisition-related, IPO, start-up and other exceptional costs paid	(17)	(28)	(40)	(37)
Exceptional restructuring paid	(13)	(2)	(18)	(5)
Cash generated from operations	338	339	332	453

13.   Dividends

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
	$m	$m	$m	$m
Cash dividends on ordinary shares declared and paid:
Interim dividend for 2018: $0.14 per share (2017: $0.33 per share)	–	–	(33)	(67)
Interim dividend for 2018: $0.14 per share (2017: $0.14 per share)	(33)	(33)	(33)	(33)
	(33)	(33)	(66)	(100)

On February 8, 2018, the Board declared a cash dividend of $0.14 per common share. The dividend of $33 million was paid on March 13, 2018 to shareholders of record on February 27, 2018.

On April 25, 2018, the Board declared a cash dividend of $0.14 per common share. The dividend of $33 million was paid on May 31, 2018 to shareholders of record on May 17, 2018.

14.   Related party transactions

There have been no transactions in the six months ended June 30, 2018 with related parties, as disclosed in the Group’s Annual Report, that had a material effect on the financial position or performance of the Group.

Ardagh Group S.A.

Table of contents	Exhibit 99.1

15.   Contingencies

Environmental issues

The Group is regulated under various national and local environmental, occupational health and safety and other governmental laws and regulations relating to:

•	the operation of installations for manufacturing of metal packaging and surface treatment using solvents;
•	the operation of installations for manufacturing of container glass;
•	the generation, storage, handling, use and transportation of hazardous materials;
•	the emission of substances and physical agents into the environment;
•	the discharge of waste water and disposal of waste;
•	the remediation of contamination;
•	the design, characteristics, collection and recycling of its packaging products; and
•	the manufacturing, sale and servicing of machinery and equipment for the container glass and metal packaging industry.

The Group believes, based on current information that it is in substantial compliance with applicable environmental laws and regulations and permit requirements. It does not believe it will be required, under existing or anticipated future environmental laws and regulations, to expend amounts, over and above the amounts accrued, which will have a material effect on its business, financial condition or results of operations or cash flows. In addition, no material proceedings against the Group arising under environmental laws are pending.

Legal matters

In 2015, the German competition authority (the Federal Cartel Office) initiated an investigation of the practices in Germany of metal packaging manufacturers, including Ardagh. The European Commission has taken over this investigation and the German investigation is as a result at an end. The European Commission’s investigation is ongoing, and there is at this stage no certainty as to the extent of any charge which may arise. Accordingly, no provision has been recognized.

On April 21, 2017, a jury in the United States awarded $50 million in damages against the Ardagh Group’s U.S. glass business, formerly Verallia North America (“VNA”), in respect of one of two asserted patents alleged to have been infringed by VNA. On March 8, 2018, the trial judge confirmed the jury verdict. Ardagh notes the Court’s award of pre-judgement interest to the Plaintiffs, its refusal to enhance the damages award in favor of the Plaintiffs and its refusal to award legal costs to the Plaintiffs. Ardagh disagrees with the jury verdict, both as to liability and quantum of damages, and strongly believes that the case is without merit. Ardagh will vigorously appeal the verdict to the Federal Appeals Court. On March 23, 2018, the Company filed its appeal notice and posted a surety bond with the Court. Plaintiffs filed a notice of cross-appeal on April 4, 2018. The appeal proceedings are ongoing. The case was filed before Ardagh acquired VNA and customary indemnifications are in place between Ardagh and the seller of VNA.

With the exception of the above legal matters, the Group is involved in certain other legal proceedings arising in the normal course of its business. The Group believes that none of these proceedings, either individually or in aggregate, are expected to have a material adverse effect on its business, financial condition, results of operations or cash flows.

16.   Seasonality of operations

The Group’s revenue and cash flows are both subject to seasonal fluctuations. Demand for our metal products is largely related to agricultural harvest periods and following the Beverage Can Acquisition, to the seasonal demand pattern of beverage consumption, which peaks during the late spring and summer months and in the period prior to the winter holiday season. Demand for our glass products is typically strongest during the summer months and in the period prior to

Ardagh Group S.A.

Table of contents	Exhibit 99.1

December because of the seasonal nature of beverage consumption. Investment in working capital for Metal Packaging Europe and Metal Packaging Americas generally follows the seasonal pattern of operations. Investment in working capital for Glass Packaging Europe and Glass Packaging North America typically peaks in the first quarter. The Group manages the seasonality of working capital by supplementing operating cash flows with drawings under our credit facilities.

17. Effect of change in presentation currency

As set out in Note 3, the Group has elected to change its presentation currency to U.S. dollar from January 1, 2018. This change in presentation currency constitutes a change in accounting policy with retrospective application in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” and is effected in these consolidated financial statements by applying the procedures outlined below, in accordance with the requirements set out in IAS 21 “The Effects of Changes in Foreign Exchange Rates”:

•	the consolidated statements of financial position have been translated at the foreign exchange rate at the balance sheet dates;
•	the consolidated income statements, consolidated statements of comprehensive income and consolidated statements of cash flows were translated at average exchange rates for the respective periods;
•	historic equity transactions were translated at the foreign exchange rate on the date of the transactions and were subsequently carried at historical value;
•	foreign exchange differences arising on translation to presentation currency are recognized in other comprehensive income; and
•	all foreign exchange rates used were extracted from the Group’s underlying financial records.

The Group’s previously reported consolidated statements of financial position as at December 31, 2017 and 2016, and consolidated interim income statements, consolidated interim statements of comprehensive income and consolidated interim statements of cash flows as at and for the three and six months ended June 30, 2017 are set out below to illustrate the effect of the change in accounting policy.

Ardagh Group S.A.

Table of contents	Exhibit 99.1

ARDAGH GROUP S.A.

CONSOLIDATED INTERIM INCOME STATEMENT

	Unaudited			Unaudited
	Three months ended June 30, 2017			Six months ended June 30, 2017
	Before			Before
	exceptional	Exceptional		exceptional	Exceptional
	items	items	Total	items	items	Total
	€m	€m	€m	€m	€m	€m
Revenue	2,021	–	2,021	3,865	–	3,865
Cost of sales	(1,640)	(8)	(1,648)	(3,174)	(8)	(3,182)
Gross profit/(loss)	381	(8)	373	691	(8)	683
Sales, general and administration expenses	(97)	(5)	(102)	(197)	(18)	(215)
Intangible amortization	(59)	–	(59)	(122)	–	(122)
Operating profit/(loss)	225	(13)	212	372	(26)	346
Net finance expense	(109)	(42)	(151)	(230)	(123)	(353)
Profit/(loss) before tax	116	(55)	61	142	(149)	(7)
Income tax (charge)/credit	(42)	11	(31)	(52)	30	(22)
Profit/(loss) for the period	74	(44)	30	90	(119)	(29)

Profit/(loss) attributable to:
Equity holders			30			(29)
Non-controlling interests			–
Profit/(loss) for the period			30			(29)

Profit/(loss) per share:
Basic profit/(loss) for the period attributable to equity holders			€0.13			€(0.13)

Ardagh Group S.A.

Table of contents	Exhibit 99.1

ARDAGH GROUP S.A.

CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

	Unaudited
	Three months ended	Six months ended
	June 30, 2017	June 30, 2017
	€m	€m
Profit/(loss) for the period	30	(29)

Other comprehensive income
Items that may subsequently be reclassified to income statement
Foreign currency translation adjustments:
-Arising in the period	(24)	(1)
	(24)	(1)
Effective portion of changes in fair value of cash flow hedges:
-New fair value adjustments into reserve	(128)	(132)
-Movement out of reserve to income statement	116	141
-Movement in deferred tax	3	1
	(9)	10
Items that will not be reclassified to income statement
-Re-measurement of employee benefit obligations	7	10
-Deferred tax movement on employee benefit obligations	(1)	(4)
	6	6

Total other comprehensive (expense)/income for the period	(27)	15

Total comprehensive income/(expense) for the period	3	(14)

Attributable to:
Equity holders	3	(14)
Non-controlling interests	–	–
Total comprehensive income/(expense) for the period	3	(14)

Ardagh Group S.A.

Table of contents	Exhibit 99.1

ARDAGH GROUP S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	At December 31,
	2017	2016
	€m	€m
Non-current assets
Intangible assets	3,422	3,904
Property, plant and equipment	2,808	2,911
Derivative financial instruments	6	124
Deferred tax assets	184	259
Other non-current assets	21	20
	6,441	7,218
Current assets
Inventories	1,128	1,125
Trade and other receivables	1,062	1,164
Derivative financial instruments	13	11
Cash and cash equivalents	654	772
	2,857	3,072
TOTAL ASSETS	9,298	10,290
Equity attributable to owners of the parent
Issued capital	22	—
Share premium	1,090	136
Capital contribution	431	431
Other reserves	(321)	(324)
Retained earnings	(2,370)	(2,313)
	(1,148)	(2,070)
Non-controlling interests	1	2
TOTAL EQUITY	(1,147)	(2,068)
Non-current liabilities
Borrowings	6,926	8,142
Employee benefit obligations	831	905
Derivative financial instruments	251	—
Deferred tax liabilities	486	694
Related party borrowings	—	673
Provisions	37	57
	8,531	10,471
Current liabilities
Borrowings	2	8
Interest payable	59	81
Derivative financial instruments	2	8
Trade and other payables	1,658	1,539
Income tax payable	135	182
Provisions	58	69
	1,914	1,887
TOTAL LIABILITIES	10,445	12,358
TOTAL EQUITY and LIABILITIES	9,298	10,290

Ardagh Group S.A.

Table of contents	Exhibit 99.1

ARDAGH GROUP S.A.

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

	Unaudited
	Three months ended	Six months ended
	June 30,	June 30,
	2017	2017
	€m	€m
Cash flows from operating activities
Cash generated from operations	309	416
Interest paid	(135)	(211)
Income tax paid	(27)	(40)
Net cash from operating activities	147	165

Cash flows from investing activities
Purchase of property, plant and equipment	(96)	(202)
Purchase of software and other intangibles	(3)	(6)
Proceeds from disposal of property, plant, and equipment	1	1
Net cash used in investing activities	(98)	(207)

Cash flows from financing activities
Proceeds from borrowings	458	3,507
Repayment of borrowings	(838)	(3,656)
Net (costs)/proceeds from share issuance	(3)	310
Dividends paid	(29)	(93)
Early redemption premium paid	(22)	(76)
Deferred debt issue costs paid	(5)	(22)
Proceeds from termination of derivative financial instruments	42	42
Net cash (outflow)/inflow from financing activities	(397)	12

Net decrease in cash and cash equivalents	(348)	(30)

Cash and cash equivalents at beginning of period	1,082	772
Exchange losses on cash and cash equivalents	(13)	(21)
Cash and cash equivalents at end of period	721	721

18.   Events after the reporting period

On July 9, 2018 the Group gave irrevocable notice to the holders of the $440 million 6.000% Senior Notes due 2021, of its intention to redeem the notes in full on July 31, 2018, in accordance with their terms.

On July 25, 2018 the Company declared a dividend of $0.14 per common share payable on August 31, 2018 to the shareholders of record on August 17, 2018.

Ardagh Group S.A.

Table of contents	Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read together with, and is qualified in its entirety by, reference to the Unaudited Consolidated Interim Financial Statements for the three and six months ended June 30, 2018 including the related notes thereto. As used in this section, the “Group” refers to Ardagh Group S.A. and its subsidiaries.

Some of the measures used in this report are not measurements of financial performance under IFRS and should not be considered an alternative to cash flow from operating activities as a measure of liquidity or an alternative to operating profit/(loss) or profit/(loss) for the period as indicators of our operating performance or any other measures of performance derived in accordance with IFRS.

Business Drivers

The main factors affecting our results of operations for both Metal Packaging and Glass Packaging are: (i) global economic trends and end‑consumer demand for our products; (ii) prices of energy and raw materials used in our business, primarily aluminum, tinplate, cullet, sand, soda ash and limestone, and our ability to pass through these and other cost increases to our customers, through contractual pass‑through mechanisms under multi‑year contracts, or through renegotiation in the case of short‑term contracts; (iii) investment in operating cost reductions; (iv) acquisitions; and (v) foreign exchange rate fluctuations and currency translation risks arising from various currency exposures, primarily with respect to the euro, U.S. dollar, British pound, Swedish krona, Polish zloty, Danish krone and Brazilian real.

In addition, certain other factors affect revenue and operating profit/(loss) for Metal Packaging and Glass Packaging.

Metal Packaging

Metal Packaging generates its revenue from supplying metal packaging to a wide range of consumer‑driven end‑use categories. Revenue is primarily dependent on sales volumes and sales prices.

Sales volumes are influenced by a number of factors, including factors driving customer demand, seasonality and the capacity of our metal packaging plants. Demand for our metal containers may be influenced by vegetable and fruit harvests, seafood catches, trends in the consumption of food and beverages, trends in the use of consumer products, industry trends in packaging, including marketing decisions, and the impact of environmental regulations. The size and quality of harvests and catches vary from year to year, depending in large part upon the weather in the regions in which we operate. The food can industry is seasonal in nature, with strongest demand during the end of the summer, coinciding with the harvests. Accordingly, Metal Packaging’s volume of containers shipped is typically highest in the second and third quarters and lowest in the first and fourth quarters. The demand for our beverage products is strongest during spells of warm weather and therefore demand typically peaks during the summer months, as well as the period leading up to holidays in December. Accordingly, we generally build inventories in the first quarter in anticipation of the seasonal demands in both our food and beverage businesses.

Metal Packaging generates the majority of its earnings from operations during the second and third quarters. Metal Packaging’s Adjusted EBITDA is based on revenue derived from selling our metal containers and is affected by a number of factors, primarily cost of sales. The elements of Metal Packaging’s cost of sales include (i) variable costs, such as electricity, raw materials (including the cost of tinplate and aluminum), packaging materials, decoration and freight and other distribution costs, and (ii) fixed costs, such as labor and other plant‑related costs including depreciation, maintenance and sales, marketing and administrative costs. Metal Packaging variable costs have typically constituted approximately 80% and fixed costs approximately 20% of the total cost of sales for our metal packaging business.

Ardagh Group S.A.

Table of contents	Exhibit 99.1

Glass Packaging

Glass Packaging generates its revenue principally from selling our glass containers. Glass Packaging revenue is primarily dependent on sales volumes and sales prices. Glass Packaging includes our glass engineering business, Heye International, and our mold manufacturing and repair operations.

Sales volumes are affected by a number of factors, including factors impacting customer demand, seasonality and the capacity of Glass Packaging’s plants. Demand for glass containers may be influenced by trends in the consumption of food and beverages, industry trends in packaging, including marketing decisions, and the impact of environmental regulations. Beverage sales within Glass Packaging are seasonal in nature, with stronger demand during the summer and during periods of warm weather, as well as the period leading up to holidays in December. Accordingly, Glass Packaging’s shipment volume of glass containers is typically lower in the first quarter. Glass Packaging builds inventory in the first quarter in anticipation of these seasonal demands. In addition, Glass Packaging generally schedules shutdowns of its plants for rebuilding and repairs of machinery in the first quarter. These strategic shutdowns and seasonal sales patterns adversely affect profitability in Glass Packaging’s glass manufacturing operations during the first quarter of the year. Plant shutdowns may also affect the comparability of results from period to period. Glass Packaging’s working capital requirements are typically greatest at the end of the first quarter of the year.

Glass Packaging’s Adjusted EBITDA is based on revenue derived from selling our glass containers and glass engineering products and services and is affected by a number of factors, primarily cost of sales. The elements of Glass Packaging’s cost of sales for its glass container manufacturing business include (i) variable costs, such as natural gas and electricity, raw materials (including the cost of cullet (crushed recycled glass)), packaging materials, decoration and freight and other distribution costs, and (ii) fixed costs, such as labor and other plant‑related costs including depreciation, maintenance and sales, marketing and administrative costs. Glass Packaging’s variable costs have typically constituted approximately 40% and fixed costs approximately 60% of the total cost of sales for our glass container manufacturing business.

Results of operations

Three months ended June 30, 2018 compared with three months ended June 30,  2017:

	Unaudited
	(in $ millions)
	Three months ended June 30,
	2018	2017
		Re-presented
Revenue	2,347	2,212
Cost of sales	(1,985)	(1,804)
Gross profit	362	408
Sales, general and administration expenses	(103)	(111)
Intangible amortization	(67)	(65)
Operating profit	192	232
Net finance expense	(103)	(165)
Profit before tax	89	67
Income tax charge	(31)	(34)
Profit for the period	58	33

Ardagh Group S.A.

Table of contents	Exhibit 99.1

Revenue

Revenue in the three months ended June 30, 2018 increased by $135 million, or 6%, to $2,347 million, compared with $2,212 million in the three months ended June 30, 2017. The increase in revenue principally reflected favorable foreign currency translation effects of $113 million, as the euro strengthened versus the U.S. dollar, and the pass through to customers of higher input costs. The increase in revenue was partly offset by the impact of the adoption on January 1, 2018 of the new revenue standard IFRS 15 “Revenue from contracts with customers”. Please refer to Note 3 of the Unaudited Consolidated Interim Financial Statements for further details of the impact of IFRS 15.

Cost of sales

Cost of sales in the three months ended June 30, 2018 increased by $181 million, or 10%, to $1,985 million, compared with $1,804 million in the three months ended June 30, 2017. The increase in cost of sales is due mainly to unfavorable foreign currency translation effects, higher freight and other operating costs and higher exceptional cost of sales. Exceptional cost of sales increased by $8 million, due mainly to higher restructuring and start-up charges.

Gross profit

Gross profit in the three months ended June 30, 2018 decreased by $46 million, or 11%, to $362 million, compared with $408 million in the three months ended June 30, 2017. Gross profit percentage in the three months ended June 30, 2018 decreased by 3.0% to 15.4%, compared with 18.4% in the three months ended June 30, 2017. Excluding exceptional cost of sales, gross profit percentage in the three months ended June 30, 2018 decreased by 2.8% to 16.1%, compared with 18.9% in the three months ended June 30, 2017, due mainly to higher operating costs outlined above.

Sales, general and administration expenses

Sales, general and administration expenses in the three months ended June 30, 2018 decreased by $8 million, or 7%, to $103 million, compared with $111 million in the three months ended June 30, 2017. Excluding exceptional items, sales, general and administration expenses decreased by $7 million.

Intangible amortization

Intangible amortization charges in the three months ended June 30, 2018 of $67 million increased by $2 million, or 3%, compared with $65 million in the three months ended June 30, 2017, mainly due to unfavorable foreign currency translation effects.

Operating profit

Operating profit in the three months ended June 30, 2018 decreased by $40 million, or 17%, to $192 million, compared with the $232 million in three months ended June 30, 2017. The decrease in operating profit reflected lower gross profit and higher intangible amortization, partly offset by lower sales, general and administrative expenses, as described above.

Ardagh Group S.A.

Table of contents	Exhibit 99.1

Net finance expense

Net finance expense for the three months ended June 30, 2018 decreased by $62 million, or 38%, to $103 million compared with $165 million for the three months ended June 30,  2017. Net finance expense for the three months ended June 30, 2018 and 2017 comprised the following:

	Unaudited
	(in $ millions)
	Three months ended June 30,
	2018	2017
		Re-presented
Interest expense	114	108
Net pension interest cost	6	5
Foreign currency translation (gains)/losses	(9)	6
Gain on derivative financial instruments	(8)	–
Exceptional net finance expense	–	46
Net finance expense	103	165

Interest expense increased by $6 million to $114 million in the three months ended June 30, 2018 compared with $108 million in the three months ended June 30, 2017, mainly due to unfavorable foreign currency translation effects.

Foreign currency translation gains in the three months ended June 30, 2018 increased by $15 million, to a gain of $9 million, compared with a loss of $6 million in the three months ended June 30, 2017.

Gain on derivative financial instruments was $8 million in the three months ended June 30, 2018, compared with $nil in the three months ended June 30, 2017, and related to the Group’s CCIRS.

Exceptional net finance expense was $nil for the three months ended June 30, 2018, compared with $46 million in the three months ended June 30, 2017. Exceptional net finance expense for the three months ended June 30,  2017 related to expenses associated with debt refinancing in June 2017, principally comprising early redemption premiums, accelerated amortization of deferred financing costs and issue discounts of $31 million, and the loss on the termination of certain of the Group’s CCIRS of $15 million.

Income tax charge

Income tax charge of $31 million in the three months ended June 30, is $3 million lower than the income tax charge of $34 million in the three months ended June 30, 2017. A comparison of effective income tax rates has historically been difficult. The stabilization of our profit denominator and planned further deleveraging activities should allow for greater comparisons of effective income tax rate in future periods.

The effective income tax rate on profit before exceptional items for the three months ended June 30, 2018 is 31% compared with a rate of 36% for the three months ended June 30, 2017. The decrease in the effective income tax rate is primarily attributable to changes in profitability mix in addition to the introduction of lower tax rates in certain jurisdictions in 2018.

Ardagh Group S.A.

Table of contents	Exhibit 99.1

Profit for the period

As a result of the items described above, the profit for the three months ended June 30, 2018 increased by $25 million to $58 million, compared with $33 million in the three months ended June 30, 2017.

Six months ended June 30, 2018 compared with six months ended June 30,  2017:

	Unaudited
	(in $ millions)
	Six months ended June 30,
	2018	2017
		Re-presented
Revenue	4,571	4,172
Cost of sales	(3,905)	(3,435)
Gross profit	666	737
Sales, general and administration expenses	(227)	(231)
Intangible amortization	(134)	(132)
Operating profit	305	374
Net finance expense	(229)	(380)
Profit/(loss) before tax	76	(6)
Income tax charge	(33)	(25)
Profit/(loss) for the period	43	(31)

Revenue

Revenue in the six months ended June 30, 2018 increased by $399 million, or 10%, to $4,571 million, compared with $4,172 million in the six months ended June 30, 2017. The increase in revenue principally reflected favorable foreign currency translation effects of $267 million, as the euro strengthened versus the U.S. dollar, the pass through to customers of higher input costs and favorable volume/mix effects.

Cost of sales

Cost of sales in the six months ended June 30, 2018 increased by $470 million, or 14%, to $3,905 million, compared with $3,435 million in the six months ended June 30, 2017. The increase in cost of sales is due mainly to  unfavorable foreign currency translation effects, higher freight and other operating costs, unfavorable volume/mix effects and higher exceptional cost of sales. Exceptional cost of sales increased by $56 million, due mainly to higher restructuring, start-up and impairment charges.

Gross profit

Gross profit in the six months ended June 30, 2018 decreased by $71 million, or 10%, to $666 million, compared with $737 million in the six months ended June 30, 2017. Gross profit percentage in the six months ended June 30, 2018 decreased by 3.1% to 14.6%, compared with 17.7% in the six months ended June 30, 2017. Excluding exceptional cost of sales, gross profit percentage in the six months ended June 30, 2018 decreased by 1.9% to 16.0%, compared with 17.9% in the six months ended June 30, 2017, due mainly to higher operating costs and unfavorable volume/mix effects outlined above.

Ardagh Group S.A.

Table of contents	Exhibit 99.1

Sales, general and administration expenses

Sales, general and administration expenses in the six months ended June 30, 2018 decreased by $4 million, or 2%, to $227 million, compared with $231 million in the six months ended June 30, 2017. Exceptional sales, general and administration expenses decreased by $9 million in 2018, principally reflecting lower acquisition and IPO related costs. Excluding exceptional items, sales, general and administration expenses increased by $5 million, mainly due to unfavorable foreign currency translation effects.

Intangible amortization

Intangible amortization charges in the six months ended June 30, 2018 of $134 million increased by $2 million, or 2%, compared with $132 million in the six months ended June 30, 2017 mainly due to unfavorable foreign currency translation effects.

Operating profit

Operating profit in the six months ended June 30, 2018 decreased by $69 million, or 18%, to $305 million, compared with $374 million for the six months ended June 30, 2017. The decrease in operating profit reflected lower gross profit and higher intangible amortization, partly offset by lower sales, general and administration expenses, as described above.

Net finance expense

Net finance expense for the six months ended June 30, 2018 decreased by $151 million, or 40%, to $229 million compared with $380 million for the six months ended June 30,  2017. Net finance expense for the six months ended June 30, 2018 and 2017 comprised the following:

	Unaudited
	(in $ millions)
	Six months ended June 30,
	2018	2017
		Re-presented
Interest expense	227	222
Net pension interest cost	12	12
Foreign currency translation (gains)/losses	(2)	14
Gain on derivative financial instruments	(8)	–
Exceptional net finance expense	–	132
Net finance expense	229	380

Interest expense increased by $5 million in the six months ended June 30, 2018 to $227 million compared with $222 million in the six months ended June 30, 2017 mainly due to unfavorable foreign currency translation effects, partly offset by the impact of the Group’s debt refinancings in 2017.

Foreign currency translation gains in the six months ended June 30, 2018 increased by $16 million to a gain of $2 million, compared with a loss of $14 million in the six months ended June 30, 2017.

Gain on derivative financial instruments was $8 million in the six months ended June 30, 2018 compared with $nil in the six months ended June 30, 2017, and related to the Group’s CCIRS.

Exceptional net finance expense for the six months ended June 30, 2018 was $nil. Exceptional net finance expense for the six months ended June 30, 2017 of $132 million related to costs associated with the debt refinancing and redemption activity in January, March, April, and June 2017, principally comprising early redemption premiums, accelerated

Ardagh Group S.A.

Table of contents	Exhibit 99.1

amortization of deferred financing costs and issue discounts, as well as a loss of $15 million on the termination of certain of the Group’s CCIRS.

Income tax charge

Income tax charge in the six months ended June 30, 2018 was $33 million, an increase of $8 million from an income tax charge of $25 million in the six months ended June 30, 2017. A comparison of effective income tax rates has historically been difficult. The stabilization of our profit denominator and planned further deleveraging activities should allow for greater comparisons of effective income tax rate in future periods.

The effective income tax rate on profit before exceptional items for the six months ended June 30, 2018 was 32% compared with 37% for the six months ended June 30, 2017. The decrease in the effective income tax rate is primarily attributable to changes in profitability mix in addition to the introduction of lower tax rates in certain jurisdictions in 2018.

Profit/(loss) for the period

As a result of the items described above, the profit for the six months ended June 30, 2018 increased by $74 million to a profit of $43 million, compared with a loss of $31 million in the six months ended June 30, 2017.

Supplemental Management’s Discussion and Analysis

Key operating measures

Adjusted EBITDA consists of profit/(loss) for the period before income tax charge/(credit), net finance expense, depreciation and amortization and exceptional operating items. We use Adjusted EBITDA to evaluate and assess our segment performance. Adjusted EBITDA is presented because we believe that it is frequently used by securities analysts, investors and other interested parties in evaluating companies in the packaging industry. However, other companies may calculate Adjusted EBITDA in a manner different from ours. Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered an alternative to profit/(loss) as indicators of operating performance or any other measures of performance derived in accordance with IFRS.

For a reconciliation of the profit for the period to Adjusted EBITDA see Note 4 of the Notes to the Unaudited Consolidated Interim Financial Statements.

Adjusted EBITDA in the three months ended June 30, 2018 decreased by $23 million, or 6%, to $392 million, compared with $415 million in the three months ended June 30, 2017. Favorable foreign currency translation effects increased Adjusted EBITDA by $20 million.

Adjusted EBITDA in the six months ended June 30, 2018 increased by $7 million, or 1%, to $740 million compared with $733 million in the six months ended June 30, 2017. Favorable foreign currency translation effects increased Adjusted EBITDA by $45 million.

Ardagh Group S.A.

Table of contents	Exhibit 99.1

Exceptional items

The following table provides detail on exceptional items from continuing operations included in cost of sales, sales, general and administration expenses, finance expense and finance income:

	(in $ millions)		(in $ millions)
	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Restructuring costs	12	9	46	9
Impairment	–	–	5	–
Start-up costs	5	–	14	–
Exceptional items - cost of sales	17	9	65	9
Transaction related costs – acquisition, integration and IPO	4	5	10	19
Exceptional items – SGA expenses	4	5	10	19
Debt refinancing and settlement costs	–	31	–	117
Exceptional loss on derivative financial instruments	–	15	–	15
Exceptional items – finance expense	–	46	–	132
Total exceptional items	21	60	75	160

The following exceptional items have been recorded in the six months ended June 30, 2018:

•	$46 million restructuring costs, in respect of the capacity realignment programs in Glass Packaging North America, Metal Packaging Europe and Metal Packaging Americas.
•	$5 million property, plant and equipment impairment charges in Metal Packaging Americas.
•	$14 million start-up costs in Glass Packaging North America and Metal Packaging Americas.
•	$10 million transaction related costs, primarily comprised of costs relating to acquisition, integration and other transaction related costs.

 The following exceptional items have been recorded in the six months ended June 30,  2017:

•	$9 million costs relating to capacity realignment in Metal Packaging Europe.
•	$19 million transaction related costs, primarily comprised of costs directly attributable to the acquisition and integration of the Beverage Can Business and other IPO and transaction related costs.
•

$117 million debt refinancing and settlement costs relating to the notes and loans redeemed and repaid in January, March, April, June and August 2017, principally comprising premiums payable on the early redemption of the notes and accelerated amortization of deferred finance costs and issue discounts.

•	$15 million exceptional loss on the termination of $500 million of the Group’s U.S. dollar to British pound CCIRS in June 2017.

Ardagh Group S.A.

Table of contents	Exhibit 99.1

Segment Information

Three months ended June 30, 2018 compared with three months ended June 30, 2017

Segment results for the three months ended June 30, 2018 and 2017 are:

	(in $ millions)		(in $ millions)
	Revenue		Adjusted EBITDA
	2018	2017	2018	2017
Metal Packaging Europe	929	860	157	147
Metal Packaging Americas	541	475	74	74
Glass Packaging Europe	419	401	91	88
Glass Packaging North America	458	476	70	106
Group	2,347	2,212	392	415

Revenue

Metal Packaging Europe. Revenue increased by $69 million, or 8%, to $929 million in the three months ended June 30, 2018, compared with $860 million in the three months ended June 30, 2017. Revenue growth principally reflected favorable foreign currency translation effects of $80 million and the pass through of higher input costs, partly offset by unfavorable volume/mix effects.

Metal Packaging Americas. Revenue increased by $66 million, or 14%, to $541 million in the three months ended June 30, 2018, compared with $475 million in the three months ended June 30, 2017. Revenue growth principally reflected favorable volume/mix effects and the pass through of higher input costs.

Glass Packaging Europe. Revenue increased by $18 million, or 4%, to $419 million in the three months ended June 30, 2018, compared with $401 million in the three months ended June 30, 2017. Revenue growth principally reflected favorable foreign currency translation effects of $33 million and the pass through of higher input costs, partly offset by unfavorable volume/mix effects in Glass Engineering.

Glass Packaging North America. Revenue decreased by $18 million, or 4%, to $458 million in the three months ended June 30, 2018, compared with $476 million in the three months ended June 30, 2017. The decrease in revenue principally reflected unfavorable volume/mix effects, partly offset by the pass through of higher input costs.

Adjusted EBITDA

Metal Packaging Europe. Adjusted EBITDA increased by $10 million, or 7%, to $157 million in the three months ended June 30, 2018, compared with $147 million in the three months ended June 30, 2017. Adjusted EBITDA growth principally reflected favorable foreign currency translation effects of $13 million and the achievement of operating and other cost savings, partly offset by lower volume/mix effects.

Metal Packaging Americas. Adjusted EBITDA of $74 million in the three months ended June 30, 2018, is in line with the three month period ended June 30, 2017 as the favorable impact of higher volume/mix was offset by higher operating and other costs.

Glass Packaging Europe. Adjusted EBITDA increased by $3 million, or 3%, to $91 million in the three months ended June 30, 2018, compared with $88 million in the three months ended June 30, 2017. Growth in Adjusted EBITDA principally reflected favorable foreign currency translation effects of $7 million, partly offset by higher operating and other costs and lower volume/mix effects in Glass Engineering.

Ardagh Group S.A.

Table of contents	Exhibit 99.1

Glass Packaging North America. Adjusted EBITDA decreased by $36 million, or 34%, to $70 million in the three months ended June 30, 2018, compared with $106 million in the three months ended June 30, 2017. The decrease in Adjusted EBITDA primarily reflected higher freight costs, costs of planned production downtime and lower volume/mix effects.

Six months ended June 30, 2018 compared with six months ended June 30, 2017

Segment results for the six months ended June 30, 2018 and 2017 are:

	(in $ millions)		(in $ millions)
	Revenue		Adjusted EBITDA
	2018	2017	2018	2017
Metal Packaging Europe	1,814	1,591	291	258
Metal Packaging Americas	1,070	906	137	122
Glass Packaging Europe	816	740	171	156
Glass Packaging North America	871	935	141	197
Group	4,571	4,172	740	733

Revenue

Metal Packaging Europe. Revenue increased by $223 million, or 14%, to $1,814 million in the six months ended June 30, 2018, compared with $1,591 million in the six months ended June 30, 2017. Revenue growth principally reflected favorable foreign currency translation effects of $186 million and the pass through of higher input costs.

Metal Packaging Americas. Revenue increased by $164 million, or 18%, to $1,070 million in the six months ended June 30, 2018, compared with $906 million in the six months ended June 30, 2017. Revenue growth principally reflected favorable volume/mix effects and the pass through of higher input costs.

Glass Packaging Europe. Revenue increased by $76 million, or 10%, to $816 million in the six months ended June 30, 2018, compared with $740 million in the six months ended June 30, 2017. Revenue growth principally reflected favorable foreign currency translation effects of $81 million and the pass through of higher input costs partly offset by unfavorable volume/mix effects in Glass Engineering.

Glass Packaging North America. Revenue decreased by $64 million, or 7%, to $871 million in the six months ended June 30, 2018, compared with $935 million in the six months ended June 30, 2017. The decrease in revenue principally reflected unfavorable volume/mix effects, partly offset by the pass through of higher input costs.

Adjusted EBITDA

Metal Packaging Europe. Adjusted EBITDA increased by $33 million, or 13%, to $291 million in the six months ended June 30, 2018, compared with $258 million in the six months ended June 30, 2017. Adjusted EBITDA growth principally reflected favorable foreign currency translation effects of $29 million and the achievement of operating and other cost savings, partly offset by unfavorable volume/mix effects.

Metal Packaging Americas. Adjusted EBITDA increased by $15 million, or 12%, to $137 million in the six months ended June 30, 2018, compared with $122 million in the six months ended June 30, 2017. Adjusted EBITDA growth principally reflected favorable volume/mix effects, partly offset by higher operating and other input costs.

Glass Packaging Europe. Adjusted EBITDA increased by $15 million, or 10%, to $171 million in the six months ended June 30, 2018, compared with $156 million in the six months ended June 30, 2017. Growth in Adjusted EBITDA principally reflected favorable foreign currency translation effects of $16 million and operating and other cost savings, partly offset by lower volume/mix effects in Glass Engineering.

Ardagh Group S.A.

Table of contents	Exhibit 99.1

Glass Packaging North America. Adjusted EBITDA decreased by $56 million, or 28%, to $141 million in the six months ended June 30, 2018, compared with $197 million in the six months ended June 30, 2017. The decrease in Adjusted EBITDA principally reflected higher freight costs, costs of planned production downtime as well as lower volume/mix.

Liquidity and Capital Resources

Cash requirements related to operations

Our principal sources of cash are cash generated from operations and external financings, including borrowings and other credit facilities. Our principal funding arrangements include borrowings available under the Global Asset Based Loan Facility.

Both our metal and glass packaging divisions’ sales and cash flows are subject to seasonal fluctuations. Investment in working capital for Metal Packaging, excluding beverage, generally builds over the first three quarters of the year, in line with agricultural harvest periods, and then unwinds in the fourth quarter, with the calendar year‑end being the low point. Demand for our metal and glass beverage containers is typically strongest during the summer months and in the period prior to December because of the seasonal nature of beverage consumption. Investment in working capital for metal beverage and Glass Packaging typically peaks in the first quarter. We manage the seasonality of our working capital by supplementing operating cash flows with drawings under our credit facilities.

Ardagh Group S.A.

Table of contents	Exhibit 99.1

The following table outlines our principal financing arrangements as of June 30, 2018:

		Maximum
		amount	Final maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local	$m	$m
		currency			currency
		m			m
2.750% Senior Secured Notes	EUR	750	15-Mar-24	Bullet	750	874	–
4.625% Senior Secured Notes	USD	1,000	15-May-23	Bullet	1,000	1,000	–
4.125% Senior Secured Notes	EUR	440	15-May-23	Bullet	440	513	–
4.250% Senior Secured Notes	USD	715	15-Sep-22	Bullet	715	715	–
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	526	–
6.000% Senior Notes	USD	1,700	15-Feb-25	Bullet	1,700	1,676	–
7.250% Senior Notes	USD	1,650	15-May-24	Bullet	1,650	1,650	–
6.750% Senior Notes	EUR	750	15-May-24	Bullet	750	874	–
6.000% Senior Notes	USD	440	30-Jun-21	Bullet	440	440	–
Global Asset Based Loan Facility	USD	813	07-Dec-22	Revolving	–	–	813
Finance Lease Obligations	USD/GBP/EUR			Amortizing	38	38	–
Other borrowings/credit lines	EUR	3	Rolling	Amortizing	2	2	1
Total borrowings/undrawn facilities						8,308	814
Deferred debt issue costs and bond premium						(63)	–
Net borrowings/undrawn facilities						8,245	814
Cash and cash equivalents						(465)	465
Derivative financial instruments used to hedge foreign currency and interest rate risk						237	–
Net debt/available liquidity						8,017	1,279

As of June 30, 2018, the Group had undrawn credit lines of up to $814 million, together with cash and cash equivalents of $465 million, giving rise to available liquidity of $1,279 million. As of June 30, 2018, the Group was in compliance with all financial and non‑financial covenants under our principal financing arrangements.

The following table outlines the minimum repayments the Group is obliged to make in the twelve months ending June 30, 2019, assuming that the other credit lines will be renewed or replaced with similar facilities as they mature.

					Minimum net
					repayment for
			Final		the twelve
		Local	Maturity	Facility	months ending
Facility	Currency	Currency	Date	Type	June 30, 2019
		(in millions)			(in $ millions)
Finance Lease Obligations	USD/GBP/EUR	38		Amortizing	4
Other Borrowings	EUR	2	Rolling	Amortizing	1
Minimum net repayment					5

The Group believes it has adequate liquidity to satisfy its cash needs for at least the next 12 months.

We believe that our cash balances and future cash flow from operating activities, as well as our credit facilities, will provide sufficient liquidity to fund our purchases of property, plant and equipment, interest payments on our notes and other credit facilities, and dividend payments for at least the next twelve months. In addition, we believe that we will be able to fund certain additional investments from our current cash balances, credit facilities and cash flow from operating activities.

Ardagh Group S.A.

Table of contents	Exhibit 99.1

Accordingly, the Group believes that its long‑term liquidity needs primarily relate to the servicing of its debt obligations. The Group expects to satisfy its future long‑term liquidity needs through a combination of cash flow generated from operations and, where appropriate, to refinance its debt obligations in advance of their respective maturity dates, as it has successfully done in the past.

Cash flows

The following table sets forth a summary of our cash flow for the six months ended June 30, 2018 and 2017:

	Unaudited
	(in $ millions)
	Six months ended June 30,
		Re-presented
	2018	2017
Operating profit	305	374
Depreciation and amortization	360	331
Exceptional operating items	75	28
Movement in working capital (1)	(350)	(238)
Acquisition-related, IPO, start-up and other exceptional costs paid	(40)	(37)
Exceptional restructuring paid	(18)	(5)
Cash generated from operations	332	453
Interest paid	(207)	(229)
Income tax paid	(47)	(44)
Net cash from operating activities	78	180

Capital expenditure (2)	(317)	(223)
Net cash used in investing activities	(317)	(223)

Dividends paid	(66)	(100)
Finance lease payments	(2)	–
Repayment of borrowings	(2)	(3,913)
Deferred debt issue costs paid	(5)	(23)
Proceeds from borrowings	–	3,742
Proceeds from share issuance	–	330
Early redemption premium paid	–	(81)
Proceeds from termination of derivative financial instruments	–	46
Net (outflow)/inflow from financing activities	(75)	1

Net decrease in cash and cash equivalents	(314)	(42)

Cash and cash equivalents at beginning of period	784	813
Exchange (losses)/gains on cash and cash equivalents	(5)	52
Cash and cash equivalents at end of period	465	823

(1)	Working capital comprises inventories, trade and other receivables, trade and other payables and current provisions.
(2)	Capital expenditure is net of proceeds from the disposal of property, plant and equipment.

Ardagh Group S.A.

Table of contents	Exhibit 99.1

Cash generated from operating activities

Cash generated from operating activities in the six months ended June 30, 2018, of $332 million represents a decrease of $121 million, compared with $453 million net cash from operations in the same period in 2017. The decrease was primarily due to a decrease of $69 million in operating profit in the six months ended June 30, 2018, compared with the same period in 2017, an increase of $112 million in working capital outflow and an increase of $3  million in acquisition-related, IPO, start-up and other exceptional costs paid. Net cash from operating activities was further impacted by depreciation and amortization, exceptional operating items, exceptional restructuring paid, interest paid and tax paid of $360 million, $75 million, $18 million and $207 million and $47 million respectively.

Net cash used in investing activities

Net cash used in investing activities increased by $94 million to $317 million in the six months ended June 30, 2018, compared with $223 million in the same period in 2017, due to increased capital expenditure in all operating segments, due principally to the timing of projects and furnace builds.

Net (outflow)/inflow from financing activities

Net cash from financing activities represented an outflow of $75 million in the six months ended June 30, 2018 compared with a $1 million inflow in the same period in 2017.  The outflow in the six months ended June 30, 2018 principally reflects the payment of dividends to shareholders of $66 million and the payment of deferred debt issue costs of $5 million. There were no other material financing activities in the six months ended June 30, 2018.

Proceeds from borrowings in the same period in 2017 of $3,742 million mainly reflects: (a) $1,000 million from the issuance of 6.000% Senior Notes due 2025 in January 2017; (b) the issuance of €750 million 2.750% Senior Secured Notes due 2024, $715 million 4.250% Senior Secured Notes due 2022 and $700 million 6.000% Senior Notes due 2025 in March 2017; and (c) £400 million from the issuance of 4.750% Senior Notes due 2027 in June 2017. Repayment of borrowings of $3,913 million in the six months ended June 30, 2017 mainly comprises: the redemption of $1,110 million First Priority Senior Secured Floating Rate Notes due 2019, the redemption of $415 million 6.250% Senior Notes due 2019, the redemption of €750 million 4.250% First Priority Senior Secured Notes due 2022,  the repayment of the $663 million Term Loan B Facility, the redemption of $415 million 6.750% Senior Notes due 2021 and the redemption of $500 million Senior Secured Floating Rate Notes due 2021. Total associated early redemption premium costs paid were $81 million and debt issue costs paid were $23 million.

In the six months ended June 30, 2017 the Company received net proceeds from share issuance of $330 million following its IPO on the NYSE and paid dividends to shareholders of $100 million.

Working capital

For the six months ended June 30, 2018, the movement in working capital during the period increased by $112 million, from an outflow of $238 million for the six months ended June 30, 2017, to $350 million for the six months ended June 30, 2018 mainly due to less favorable cash flows generated from inventories and trade and other receivables, compared with the same period in 2017.

Exceptional operating costs paid

Acquisition-related, IPO, plant start-up and other exceptional costs paid in the six months ended June 30, 2018 increased by $3 million to $40 million, compared with $37 million in the six months ended June 30,  2017. In the six months ended June 30, 2017 amounts paid of $40 million primarily related to acquisition integration costs paid, start-up costs paid in Metal Packaging Americas and Glass Packaging North America, and other transaction related costs paid. In the six months ended June 30,  2017 amounts paid of $37 million primarily related to the integration of the Beverage Can

Ardagh Group S.A.

Table of contents	Exhibit 99.1

Business, start-up costs in Metal Packaging Americas and Glass Packaging North America and other transaction related costs paid.

Exceptional restructuring costs paid increased by $13 million to $18 million in the six months ended June 30, 2018,  compared with  $5 million in the six months ended June 30,  2017 and principally arose in Glass Packaging North America and Metal Packaging Europe.

Income tax paid

Income tax paid during the six months ended June 30, 2018 was $47 million, which represented an increase of $3 million compared with the six month period ended June 30, 2017. The increase is primarily attributable to the timing of tax payments in certain jurisdictions.

Capital expenditure

	(in $ millions)
	Six months ended June 30,
	2018	2017
Metal Packaging Europe	106	71
Metal Packaging Americas	43	28
Glass Packaging Europe	81	54
Glass Packaging North America	87	70
Net capital expenditure	317	223

Capital expenditure for the six months ended June 30, 2018 increased by $94 million to $317 million, compared with  $223 million for the six months ended June 30, 2017. In Metal Packaging Europe, capital expenditure in the six months ended June 30, 2018 was $106 million, compared $71 million in the same period in 2017 with the increase mainly attributable to the timing of projects. In Metal Packaging Americas capital expenditure in the six months ended June 30, 2018 was $43 million, compared with  $28 million in the same period in 2017 with the increase primarily attributable to the investment in a new plant in Manaus, Brazil. In Glass Packaging Europe, capital expenditure was $81 million in the six months ended June 30, 2018, compared with  $54 million in the same period in 2017, reflecting the timing of furnace rebuild activity. In Glass Packaging North America, capital expenditure was $87 million in the six months ended June 30, 2018, compared with  $70 million in the same period in 2017, also due to the timing of furnace rebuild activity.

Receivables factoring and related programs

The Group participates in several uncommitted accounts receivable factoring and related programs with various financial institutions for certain receivables, accounted for as true sales of receivables, without recourse to the Group.

Off‑balance sheet items

There are no material off‑balance sheet finance obligations.

Ardagh Group S.A.

Table of contents	Exhibit 99.1

Cautionary Statement Regarding Forward‑Looking Statements

This report includes statements that are, or may be deemed to be, forward‑looking statements. All statements other than statements of historical fact included in this report regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, projections, expectations or beliefs with respect to these items and statements regarding other future events or prospects, are forward‑looking statements. These statements include, without limitation, those concerning: our strategy and our ability to achieve it; expectations regarding sales, profitability and growth; our possible or assumed future results of operations; R&D, capital expenditures and investment plans; adequacy of capital; and financing plans. The words “aim”, “may”, “will”, “expect”, “is expected to”, “anticipate”, “believe”, “future”, “continue”, “help”, “estimate”, “plan”, “schedule”, “intend”, “should”, “would be”, “seeks”, “estimates”, “shall” or the negative or other variations thereof, as well as other statements regarding matters that are not historical fact, are or may constitute forward‑looking statements.

Although we believe that the estimates reflected in the forward‑looking statements are reasonable, such estimates may prove to be incorrect. By their nature, forward‑looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

All forward‑looking statements included in this report are based on information available to us on the date of this report. We undertake no obligation to update publicly or revise any forward‑looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable law. All subsequent written and oral forward‑looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this report.

Ardagh Group S.A.